UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025

Commission file number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

EXPLANATORY NOTE

On January 24, 2025, TH International Limited (the “Company”) issued a press release announcing its receipt of a staff determination letter from Nasdaq notifying the Company that because the Company had not regained compliance with the Nasdaq requirement to maintain a minimum closing bid price of $1.00 per share, unless the Company requests an appeal of this determination, the Company’s ordinary shares would be scheduled for delisting from The Nasdaq Capital Market.

The Company plans to timely request a hearing before the Panel, if necessary, which will stay the suspension and the Company’s ordinary shares will continue to trade on Nasdaq pending the decision. To regain compliance, an issuer must evidence a closing bid price of at least $1.00 per share for a minimum of 10, though generally not more than 20, consecutive trading days. Following the Company’s implementation of a reverse stock split on January 13, 2025, the bid price for the Company’s ordinary shares has closed above $1.00 per share for 9 consecutive trading days as of the close of the market today.

A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Tims China Announces Receipt of Listing Notice from Nasdaq

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer

Date: January 24, 2025

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